UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 11-K

[ X ]	ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

Commission File Number 0-50189

A.	Full title of the plan:

Crown Cork & Seal Company, Inc.
Retirement Thrift Plan

B.	Name of issuer of the Securities held pursuant to the plan
and the address of its principal executive office:

CROWN HOLDINGS, INC.
ONE CROWN WAY
PHILADELPHIA, PA 19154-4599

INDEX

Page(s)

Signatures	3

Report of Independent Registered Public Accounting Firm	6

Audited Plan Financial Statements and Additional Information in Accordance with the Financial Reporting Requirements of ERISA	7 - 17

Exhibit 23 - Consent of Independent Registered Public Accounting Firm	18

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934 the Benefit Plans Investment Committee has duly caused this annual report to be signed on its behalf by the undersigned hereto duly authorized.

Crown Cork & Seal Company, Inc.
Retirement Thrift Plan

By:	/s/ Kevin C. Clothier
Kevin C. Clothier
Vice President and Corporate Controller

Date: June 21, 2011

CROWN CORK & SEAL COMPANY, INC.
RETIREMENT THRIFT PLAN

Financial Statements as of and for the years ended
December 31, 2010 and 2009

Additional information required for Form 5500
as of December 31, 2010

Crown Cork & Seal Company, Inc.
Retirement Thrift Plan
Table of Contents

Page(s)

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statement of Net Assets Available for Benefits as of December 31, 2010 and 2009	2

Statement of Changes in Net Assets Available for Benefits for the years ended December 31, 2010 and 2009	3

Notes to Financial Statements	4 - 10

Additional Information *

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)	11

* Other supplemental schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the
Crown Cork & Seal Company, Inc. Retirement Thrift Plan:

We have audited the accompanying statement of net assets available for benefits of the Crown Cork & Seal, Inc. Retirement Thrift Plan (the “Plan”) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at Year End) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

ParenteBeard LLC
Philadelphia, Pennsylvania
June 20, 2011

CROWN CORK & SEAL COMPANY, INC.
RETIREMENT THRIFT PLAN
Statement of Net Assets Available for Benefits
	As of December 31,
ASSETS:	2010		2009
Investments, at fair value
Registered investment companies:
American Century Equity Income Fund	$1,093,344		$1,048,350
T. Rowe Price Equity Income Fund	607,322		510,374
Vanguard 500 Index Fund	22,267,662	*	20,200,492	*
Vanguard Balanced Index Fund	5,613,415	*	5,322,148	*
Vanguard Explorer Fund	7,473,317	*	5,814,507	*
Vanguard Extended Market Index Fund	881,914		662,002
Vanguard International Growth Fund	5,286,919	*	4,685,155	*
Vanguard Total Bond Market Index Fund	5,046,394	*	4,703,922	*
Vanguard Morgan Growth Fund	269,404		409,025
Vanguard Prime Money Market Fund	167,482		163,477
Harbor International Fund	85,509		62,540
Harbor Mid Cap Growth Fund	468,399		346,277
Vanguard Target Retirement 2005 Fund	164,038		162,052
Vanguard Target Retirement 2010 Fund	346,049		342,931
Vanguard Target Retirement 2015 Fund	1,152,855		949,091
Vanguard Target Retirement 2020 Fund	545,176		240,741
Vanguard Target Retirement 2025 Fund	1,194,417		936,199
Vanguard Target Retirement 2030 Fund	511,545		271,442
Vanguard Target Retirement 2035 Fund	750,764		580,498
Vanguard Target Retirement 2040 Fund	228,182		87,962
Vanguard Target Retirement 2045 Fund	201,678		136,080
Vanguard Target Retirement 2050 Fund	77,042		34,276
Vanguard Target Retirement Income Fund	195,208		165,728
	54,628,035		47,835,269

Vanguard Retirement Savings Trust	22,414,282	*	22,647,685	*
Crown Holdings, Inc. Stock Fund	4,840,951	*	4,300,682	*
Total investments	81,883,268		74,783,636

Receivables
Employer’s contributions	—		13,338
Participants’ contributions	—		68,180
Notes receivable from participants	2,462,832		1,692,202
Total receivables	2,462,832		1,773,720

Total assets	84,346,100		76,557,356

LIABILITIES
Excess contributions payable	—		20,835
Net assets available for benefits	$84,346,100		$76,536,521

*     Represents 5% or more of net assets available for benefits.

The accompanying notes are an integral part of these financial statements.

CROWN CORK & SEAL COMPANY, INC.
RETIREMENT THRIFT PLAN
Statement of Changes in Net Assets Available for Benefits
	For the Years Ended December 31,
	2010	2009
Additions to Net Assets Attributed to:
Investment income:
Interest and dividend income, investments	$1,618,436	$1,631,688
Interest income, participant loans	102,504	94,984
Net appreciation in fair value of investments	7,500,868	9,727,775
Total investment income	9,221,808	11,454,447
Contributions:
Employer	1,148,431	1,117,352
Participant	3,725,285	3,539,494
Total contributions	4,873,716	4,656,846

Other additions	9,827	13,717
Total additions	14,105,351	16,125,010

Deductions from Net Assets Attributed to:
Benefits paid to participants	6,272,535	4,212,356
Miscellaneous fees	23,237	22,888
Total deductions	6,295,772	4,235,244

Net increase	7,809,579	11,889,766

Net Assets Available for Benefits:
Beginning of year	76,536,521	64,646,755
End of year	$84,346,100	$76,536,521

The accompanying notes are an integral part of these financial statements.

CROWN CORK & SEAL COMPANY, INC.
RETIREMENT THRIFT PLAN
Notes to Financial Statements

NOTE 1 - DESCRIPTION OF PLAN

The following description of the Crown Cork & Seal Company, Inc. Retirement Thrift Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General
The Plan is a voluntary defined contribution plan.  The purpose of the Plan is to provide a convenient method by which eligible employees may save regularly through salary deferrals.  Participation in the Plan is determined by an agreement among recognized collective bargaining units and Crown Holdings, Inc. (the “Company”) or as otherwise agreed upon between the Company and non-organized hourly employees.  Generally, employees are eligible to participate in the Plan upon date of hire.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).  The Plan is administered by the Crown Cork & Seal Company, Inc. Benefit Plans Committee (the “Committee”).  The Committee has appointed Vanguard Fiduciary Trust Company (“VFTC”) as the trustee and recordkeeper of the Plan.

Contributions
Participants may elect to make basic and supplemental contributions (where permitted) each pay period.  Contribution amounts are subject to certain limitations. Participants direct the investment of their contributions into various investment options offered by the Plan.  Basic contributions may be matched by the Company at various rates.  Supplemental contributions (where permitted) are not matched by the Company.  In addition, certain participants receive fixed contributions from the Company at varying rates.

Participant Accounts
Each participant’s account is credited with the participant’s contribution and allocation of (a) the Company’s contribution and (b) Plan earnings, and charged with an allocation of any miscellaneous fees.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting
Participants are immediately vested in their contributions plus actual earnings thereon.  Vesting in the Company’s matching contribution portion of their accounts plus earnings thereon is based on various rates established in the collective bargaining agreements or in the Plan document.  A participant becomes 100 percent vested after completing 4 or 5 years of credited service, as defined.

Notes Receivable from Participants
The Plan does not generally permit participants to borrow from their accounts. However, in some circumstances participants who are employees of certain divisions of the Company and participants who are former participants of certain plans, which have merged into the Plan, are permitted to borrow from their accounts. Generally, these participants may borrow from their account a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the balance in the participant’s account and bear interest at prevailing interest rates. Interest rates on loans outstanding as of December 31, 2010 range from 4.25% to 9.25%.  Principal and interest are paid ratably through monthly payroll deductions.  Notes receivable are stated at their unpaid principal balance plus accrued unpaid interest.

CROWN CORK & SEAL COMPANY, INC.
RETIREMENT THRIFT PLAN
Notes to Financial Statements

Payment of Benefits
On termination of service due to retirement, attainment of age 65, permanent plant shutdown, permanent disability, or death, the participant, or his or her beneficiary, automatically becomes fully vested in the Company contributions.  For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.  All distributions are paid in either cash or Company stock at the participant’s election.

Forfeited Accounts
When certain terminations of participation in the Plan occur, the non-vested portion of the participant’s account, as defined, represents a forfeiture.  Total unallocated forfeitures, which will be used to reduce future Company contributions, were $167,483 and $163,477 at December 31, 2010 and 2009, respectively.  Forfeitures used to offset Company contributions in 2010 and 2009 totaled $56 and $30,913, respectively.

Plan Termination
The Company reserves the right to retroactively amend or modify any of the provisions of the Plan in any respect in order to qualify or maintain the Plan as a plan meeting the requirements of ERISA or any other applicable legislation.  Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100 percent vested in their Company contributions.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The following significant accounting policies, which conform with accounting principles generally accepted in the United States of America, have been used consistently in the preparation of the Plan's financial statements.

Basis of Accounting
The accompanying financial statements of the Plan are prepared under the accrual basis of accounting.

As described in the authoritative guidance for fully benefit responsive investment contracts, such contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.  For the 2010 and 2009 plan years, the Plan invested in the Vanguard Retirement Savings Trust, which holds guaranteed investment contracts which are subject to the authoritative guidance.  For the 2010 and 2009 plan years, adoption of the authoritative guidance had an immaterial impact on the statement of net assets available for benefits as contract value approximated estimated fair value and had no effect on the statement of changes in net assets which historically have been presented on a contract value basis.

Use of Estimates
The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as reported amounts of additions and deductions during the reporting period.  Actual results could differ from those estimates.

CROWN CORK & SEAL COMPANY, INC.
RETIREMENT THRIFT PLAN
Notes to Financial Statements

Risks and Uncertainties
Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

Investment Valuation and Income Recognition
The Plan’s investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 4 for a discussion of fair value measurements.

Purchases and sales of securities are recorded on the trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Payment of Benefits
Benefits are recorded when paid.

Reclassifications
Certain prior amounts are reclassified to conform with the current year’s presentation.

New Accounting Standards
In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2010-06 “Fair Value Measurements and Disclosures: Improving Disclosures about Fair Value Measurements,” (“ASU 2010-06”), which provides a greater level of disaggregated information and more robust disclosures about valuation techniques and inputs to fair value measurements, transfers in and out of Levels 1 and 2, and the separate presentation of information in Level 3 reconciliations on a gross basis rather than net.  New disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, while Level 3 disclosures are effective for fiscal years beginning after December 15, 2010.  Adoption of ASU 2010-06 had no material impact on the Plan’s financial statements but expanded disclosures about certain fair value measurements.

In September 2010, FASB issued Accounting Standards Update No. 2010-25 “Plan Accounting-Defined Contribution Pension Plans: Reporting Loans to Participants by Defined Contribution Pension Plans,” (“ASU 2010-25”), which clarifies how loans to participants should be classified and measured by participant defined contribution pension benefit plans.  Loans are required to be classified as notes receivable from participants, which are segregated from plan investments in the statement of net assets available for benefits and measured at their unpaid principal balance plus any accrued but unpaid interest.  ASU 2010-25 is applied retrospectively to all prior periods presented effective for fiscal years ending after December 15, 2010.  The Plan adopted ASU 2010-25 and has presented loans to participants in accordance with this guidance as of December 31, 2010 and 2009.

CROWN CORK & SEAL COMPANY, INC.
RETIREMENT THRIFT PLAN
Notes to Financial Statements

NOTE 3 – INVESTMENTS

During 2010 and 2009, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	Year Ended December 31,
	2010	2009

Registered investment companies	$6,318,776	$8,502,892
Common stock fund	1,182,092	1,224,883
Net appreciation in fair value of investments	$7,500,868	$9,727,775

All investments are participant-directed.

NOTE 4 – FAIR VALUE MEASUREMENTS

The Plan measures its investments at fair value on a recurring basis in accordance with accounting principles generally accepted in the United States of America.

Fair value is defined as the price that would be received to sell an asset or the price that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The framework that the authoritative guidance establishes for measuring fair value includes a hierarchy used to classify the inputs used  in measuring fair  value.  The hierarchy prioritizes the inputs used in determining valuations into three levels. The level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement. The levels of the fair value hierarchy are as follows:

Level 1 – Fair value is based on unadjusted quoted prices in active markets that are accessible to the Plan for identical assets. These generally provide the most reliable evidence and are used to measure fair value whenever available.

Level 2 – Fair value is based on significant inputs, other than Level 1 inputs, that are observable either directly or indirectly for substantially the full term of the asset through corroboration with observable market data. Level 2 inputs include quoted market prices in active markets for similar assets, quoted market prices in markets that are not active for identical or similar assets, and other observable inputs.

Level 3 – Fair value is based on significant unobservable inputs. Examples of valuation methodologies that result in Level 3 classification include option pricing models, discounted cash flows, and other similar techniques.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

CROWN CORK & SEAL COMPANY, INC.
RETIREMENT THRIFT PLAN
Notes to Financial Statements

The following tables summarize instruments measured at fair value on a recurring basis for the Plan:

	December 31, 2010
	Fair Value Measurement Using
	Quoted prices in active markets for identical assets	Significant other observable inputs
	Level 1	Level 2	Assets at Fair Value
Registered investment companies:
Balanced	$10,980,368	—	$10,980,368
Growth & Income	1,093,344	—	1,093,344
International	5,372,428	—	5,372,428
Inter-term Treasury	5,046,394	—	5,046,394
Large-Cap	23,144,388	—	23,144,388
Mid-Cap	1,350,313	—	1,350,313
Money Market	167,483	—	167,483
Small-Cap Growth	7,473,317	—	7,473,317
Total registered investment companies	54,628,035	—	54,628,035
Common stock fund	4,840,951	—	4,840,951
Common collective trust	—	$22,414,282	22,414,282

Total	$59,468,986	$22,414,282	$81,883,268

	December 31, 2009
	Fair Value Measurement Using
	Quoted prices in active markets for identical assets	Significant other observable inputs
	Level 1	Level 2	Assets at Fair Value
Registered investment companies:
Balanced	$9,229,149	—	$9,229,149
Growth & Income	1,048,350	—	1,048,350
International	4,747,694	—	4,747,694
Inter-term Treasury	4,703,922	—	4,703,922
Large-Cap	21,119,891	—	21,119,891
Mid-Cap	1,008,279	—	1,008,279
Money Market	163,477	—	163,477
Small-Cap Growth	5,814,507	—	5,814,507
Total registered investment companies	47,835,269	—	47,835,269
Common stock fund	4,300,682	—	4,300,682
Common collective trust	—	$22,647,685	22,647,685

Total	$52,135,951	$22,647,685	$74,783,636

CROWN CORK & SEAL COMPANY, INC.
RETIREMENT THRIFT PLAN
Notes to Financial Statements

The following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2010 and 2009.

Registered investment companies are valued at quoted market prices, which represent the net asset value (NAV) of shares held by the Plan at year end.

The fair value of the common stock fund is measured at the closing price reported on the active market on which the security held by the fund is traded.

The Vanguard Retirement Savings Trust is a collective trust fund that is valued based upon the units of the collective trust fund held by the Plan at year end times the respective unit value. The unit value of the collective trust fund is based upon significant observable inputs, although it is not based upon quoted market prices in an active market. The collective trust fund’s investment objective is to seek the preservation of capital and to provide a competitive level of income over time that is consistent with the preservation of capital. To achieve its investment objective, the collective trust fund invests in assets (typically contracts issued by insurance companies and banks, synthetic investment contracts, and short term investments) and enters into “wrapper” contracts issued by third-parties and invests in cash equivalents represented by shares in a money market fund.

The underlying investments of the collective trust fund consist primarily of Level 2 inputs, consisting of inputs either directly or indirectly observable for substantially the full term of the asset through corroboration with observable market data. The Plan’s investment in the collective trust fund is not subject to any withdrawal restrictions and distributions may be taken at any time. The Plan has no unfunded commitments relating to the collective trust fund at December 31, 2010 and 2009.

The pricing methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future values.  Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

NOTE 5 – RELATED PARTY TRANSACTIONS

The Plan invests in shares of registered investment companies and a common/collective trust managed by affiliates of VFTC.  VFTC acts as trustee for investments of the Plan.  The Plan also invests in shares of the Company’s stock through the Crown Holdings, Inc. Stock Fund and issues loans to participants which are secured by the balances in the respective participant accounts. The common stock fund held approximately 145,000 and 168,000 shares of Crown Holdings, Inc. common stock representing 5.7% and 5.6% of Plan assets as of December 31, 2010 and 2009, respectively.  Transactions in such investments qualify as party-in-interest transactions and are exempt from the prohibited transaction rules.

Certain administrative functions of the Plan are performed by officers or employees of the Company.  No such officer or employee receives compensation from the Plan.

CROWN CORK & SEAL COMPANY, INC.
RETIREMENT THRIFT PLAN
Notes to Financial Statements

NOTE 6 – PLAN EXPENSES

All recordkeeping expenses for the administration of the Plan, with the exception of certain miscellaneous fees, are paid by the Company.

NOTE 7 - TAX STATUS

The Internal Revenue Service (“IRS”) determined and informed the Company by letter dated February 11, 2003 that the Plan was qualified under Internal Revenue Code ("IRC") Section 401(k). The Plan has been amended since receiving the determination letter and has applied for, but not received a revised letter.  However, the Company believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the plan and has concluded that as of December 31, 2010, there are no uncertain positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2003.

Additional Information
Required for Form 5500

	CROWN CORK & SEAL COMPANY, INC.
	RETIREMENT THRIFT PLAN
	Schedule of Assets (Held at End of Year)
	December 31, 2010
	Crown Cork & Seal Company, Inc. Retirement Thrift Plan,
	EIN 23-1526444 Plan No. 105
	Form 5500, Schedule H, Line 4i

	Identity of Participant-Directed Issues	Investment Type	Current Value
	American Century Equity Income Fund	Registered Investment Company	$1,093,344
	T. Rowe Price Equity Income Fund	Registered Investment Company	607,322
*	Vanguard 500 Index Fund	Registered Investment Company	22,267,662
*	Vanguard Balanced Index Fund	Registered Investment Company	5,613,415
*	Vanguard Explorer Fund	Registered Investment Company	7,473,317
*	Vanguard Extended Market Index Fund	Registered Investment Company	881,914
*	Vanguard International Growth Fund	Registered Investment Company	5,286,919
*	Vanguard Total Bond Market Index Fund	Registered Investment Company	5,046,394
*	Vanguard Morgan Growth Fund	Registered Investment Company	269,404
*	Vanguard Prime Money Market Fund	Registered Investment Company	167,482
	Harbor International Fund	Registered Investment Company	85,509
	Harbor Mid Cap Growth Fund	Registered Investment Company	468,399
*	Vanguard Target Retirement 2005 Fund	Registered Investment Company	164,038
*	Vanguard Target Retirement 2010 Fund	Registered Investment Company	346,049
*	Vanguard Target Retirement 2015 Fund	Registered Investment Company	1,152,855
*	Vanguard Target Retirement 2020 Fund	Registered Investment Company	545,176
*	Vanguard Target Retirement 2025 Fund	Registered Investment Company	1,194,417
*	Vanguard Target Retirement 2030 Fund	Registered Investment Company	511,545
*	Vanguard Target Retirement 2035 Fund	Registered Investment Company	750,764
*	Vanguard Target Retirement 2040 Fund	Registered Investment Company	228,182
*	Vanguard Target Retirement 2045 Fund	Registered Investment Company	201,678
*	Vanguard Target Retirement 2050 Fund	Registered Investment Company	77,042
*	Vanguard Target Retirement Income Fund	Registered Investment Company	195,208
*	Vanguard Retirement Savings Trust	Common/Collective Trust	22,414,282
*	Crown Holdings, Inc. Stock Fund	Common Stock Fund	4,840,951
*	Participant Loans	Participant Loans (4.25% - 9.25%)	2,462,832
	Total Assets (Held at End of Year)		$$84,346,100

*	Party-in-Interest as defined by ERISA

	Cost column not required to be reported as all investments are participant directed.